Exhibit 99.1

Exhibit No. 99.1 to this Annual Report on Form 10-K presents separate audited financial statements of Motorsports Authentics, LLC (MA), the Company’s 50% owned joint venture equity investee, as of November 30, 2009 and for each of the two years in the period ended November 30, 2009. Also presented are separate financial statements of MA as of November 30, 2010 and for the year then ended. MA was not considered significant for the 2010 period under the applicable SEC rule referenced below, and as a result, the report of the auditors on the 2010 MA financial statements is not included in this filing.

The Company has used the equity method of accounting for its 50% non-controlling interest in the joint venture since inception. These financial statements are presented pursuant to Rule 3-09 “Separate financial statements of subsidiaries not consolidated and 50 percent or less owned persons” of Regulation S-X of the Securities and Exchange Commission (Rule 3-09). Rule 3-09 requires that the separate financial statements of significant unconsolidated majority-owned subsidiaries or 50 percent or less-owned persons cover, if practicable, the same periods as the annual audited financial statements of the Company.

Report of Independent Registered Public Accounting

Firm and Consolidated Financial Statements

Motorsports Authentics, LLC

For the Years Ended November 30, 2010, 2009 and 2008

Motorsports Authentics, LLC

Table of contents

Report of Independent Registered Public Accounting Firm	1-2

Consolidated financial statements:

Balance sheets	3

Statements of operations	4

Statements of members’ equity	5

Statements of cash flows	6-7

Notes to consolidated financial statements	8-21

Report of Independent Certified Public Accountants

To the Board of Managers and Members of

Motorsports Authentics, LLC:

We have audited the accompanying consolidated balance sheets of Motorsports Authentics, LLC (a limited liability company) (the Company) and subsidiaries as of November 30, 2009 and 2008, and the related consolidated statements of operations, members’ equity and cash flows for each of the two years in the period ended November 30, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Motorsports Authentics, LLC as of November 30, 2009 and 2008, and the results of their operations and their cash flows for each of the two years in the period ended November 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note D in the 2009 consolidated financial statements, the Company was in technical default of certain of its license agreements that were material to the viability of the business which raised substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements did not include any adjustments that might have resulted from the outcome of the uncertainty.

/s/ Grant Thornton LLP

Charlotte, North Carolina

January 27, 2010

Motorsports Authentics, LLC	2

Consolidated balance sheets

(in thousands)

	Unaudited
November 30	2010	2009
Assets
Current assets:
Cash and cash equivalents	$14,728	$7,906
Accounts receivable, net of allowance of $171 and $722	2,606	10,048
Inventories	1,874	5,233
Prepaid royalties	—	63
Prepaid expenses and other	887	1,141

Total current assets	20,095	24,391

Long-term assets:
Property and equipment, net	927	3,156
Other	30	59

Total long-term assets	957	3,215

	$21,052	$27,606

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$1,633	$4,824
Accrued royalties	6,515	13,805
Accrued expenses	1,716	1,344
Taxes payable	488	705

Total current liabilities	10,352	20,678

Long-term liabilities:
Other	6,316	5,344

	6,316	5,344

Commitments and contingencies
Members’ equity	4,384	1,584

	$21,052	$27,606

The accompanying notes are an integral part of these consolidated financial statements.

Motorsports Authentics, LLC	3

Consolidated statements of operations

(in thousands)

	Unaudited
For the years ended November 30	2010	2009	2008
Net sales	$75,143	$118,473	$211,161
Cost of sales	46,172	97,431	144,871

Gross profit	28,971	21,042	66,290

Operating expenses:
Selling, general and administrative	27,894	42,808	62,986
Amortization of licenses and other intangibles	—	1,368	1,845
Impairment of goodwill and other long-lived assets	—	136,093	—

Total operating expenses	27,894	180,269	64,831

Operating income (loss)	1,077	(159,227)	1,459

Interest expense	(276)	(419)	(705)
Other income (expense)	1,999	(83)	2,988

Total other income (expense), net	1,723	(502)	2,283

Income (loss) before income taxes	2,800	(159,729)	3,742
Income taxes	—	(8,092)	543

Net income (loss)	$2,800	$(151,637)	$3,199

The accompanying notes are an integral part of these consolidated financial statements.

Motorsports Authentics, LLC	4

Consolidated statements of members’ equity

(in thousands)

	Contributed Capital	Accumulated Deficit	Total
Balance, November 30, 2007	$270,252	$(120,230)	$150,022
Net income	—	3,199	3,199

Balance, November 30, 2008	270,252	(117,031)	153,221
Net loss	—	(151,637)	(151,637)

Balance, November 30, 2009	270,252	(268,668)	1,584
Net income	—	2,800	2,800

Balance, November 30, 2010, unaudited	$270,252	$(265,868)	$4,384

The accompanying notes are an integral part of these consolidated financial statements.

Motorsports Authentics, LLC	5

Consolidated statements of cash flows

(in thousands)

	Unaudited
For the years ended November 30	2010	2009	2008
Cash flows from operating activities:
Net income (loss)	$2,800	$(151,637)	$3,199
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Impairment of goodwill and other long-lived assets	—	136,093	—
Deferred income taxes	—	(8,092)	543
Provision for excess inventories	996	9,029	5,457
Depreciation and amortization	1,911	5,036	6,244
Provision for doubtful accounts	(70)	(197)	1,537
Loss on contracts	—	1,371	—
(Gain) loss on sale of property and equipment	(5)	87	(502)
Royalty settlement from related party	(1,500)	—	—
Insurance proceeds	(500)	—	—
Gain on insurance reimbursement	334	—	—
Change in assets and liabilities, net of business acquired and disposed:
Accounts receivable	7,512	15,754	1,241
Inventories	2,529	8,868	(18,309)
Prepaid royalties	63	426	1,049
Prepaid expenses and other	283	258	1,286
Accounts payable and accrued expenses	(2,838)	(7,849)	(4,728)
Accrued royalties	(5,102)	5,231	(326)
Taxes payable, net	(217)	(72)	(132)
Other liabilities	972	1,930	855
Cash flow from discontinued operations	—	—	(180)

Net cash flows provided by (used in) operating activities	7,168	16,236	(2,766)

Cash flows from investing activities:
Property and equipment purchases	(421)	(645)	(2,257)
Property and equipment sales proceeds	75	160	1,069
Acquisitions of intangibles and businesses, net of cash	—	—	(1,000)

Net cash flows used in investing activities	(346)	(485)	(2,188)

Cash flows from financing activities:
Borrowings under line of credit	—	143,656	233,178
Repayments under line of credit	—	(151,603)	(225,517)
Long-term debt repayments	—	—	(3,010)
Outstanding checks in excess of bank balance	—	—	155

Net cash flows (used in) provided by financing activities	—	(7,947)	4,806

Net change in cash and cash equivalents	6,822	7,804	(148)
Cash and cash equivalents, beginning of year	7,906	102	250

Cash and cash equivalents, end of year	$14,728	$7,906	$102

Motorsports Authentics, LLC	6

Consolidated statements of cash flows (cont’d)

(dollars in thousands)

	Unaudited
For the years ended November 30	2010	2009	2008
Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$167	$819
Cash paid for taxes	—	—	16

Supplemental disclosures of noncash transactions:

Settlement of related-party note payable and accrued interest by offset against accounts receivable	$—	$—	$3,547
Tooling transfer for relief of guaranteed minimum royalties (Note A)	688	—	—
Fixed assets acquired with accounts payable	(68)	(49)	(8)

The accompanying notes are an integral part of these consolidated financial statements.

Motorsports Authentics, LLC	7

Notes to consolidated financial statements

All information and amounts included in these notes related to 2010 are unaudited.

Note A - Organization and Nature of Business

Operations

In August 2005, International Speedway Corporation and Speedway Motorsports, Inc. (collectively, the members) formed an equally owned joint venture, SMISC, LLC, which operates independently through a wholly owned subsidiary, as Motorsports Authentics, LLC (the Company). Motorsports Authentics, LLC, a Delaware limited liability company, and its subsidiaries design and sell licensed motorsports collectible and consumer products. Motorsports Authentics, Inc. and subsidiaries, a subsidiary of Motorsports Authentics, LLC, is taxed on a consolidated basis as a C corporation. The Company’s products include die-cast scaled replicas of motorsports vehicles, apparel (including tee-shirts, hats and jackets) and memorabilia. The Company is a licensee of, among others, the National Association for Stock Car Auto Racing (NASCAR).

In the fiscal third quarter ending August 31, 2009, for various strategic purposes, the Company ceased paying certain guaranteed royalties under several license agreements where estimated royalties payable based on projected sales were less than stipulated guaranteed minimum royalties (unearned royalties). All earned royalties that were due have been paid. The Company received notices from certain licensors alleging default under the license agreements if the Company did not pay unearned royalties within stipulated cure periods. Upon default, a material amount of guaranteed royalty payments under several license agreements could have been asserted by the licensors as immediately due. As of November 30, 2009, and subsequent to that date, the Company was unable to renegotiate its license agreements with essentially all significant licensors of NASCAR merchandise on terms that would allow the Company reasonable future opportunities to operate profitably. These ongoing alleged license defaults were severely impacting the Company’s business and its ability to continue operating. On June 16, 2010, the Company entered into a Diecast Business Acquisition Agreement and a Termination, Mutual Release and Transition Services Agreement (the Agreement) to transfer a majority of the assets associated with its die-cast business, including, but not limited to, NASCAR tooling, equipment, inventory and intellectual property, and end its mass retail business in exchange for termination of existing license agreements and the release of identified claims against the Company arising from the Company’s failure to pay unearned guarantees under license agreements between the Company and certain licensors. The Agreement released the Company from contracted current and future unearned guaranteed minimum royalties payable to NASCAR team licensors, except for one licensor (Note K). Under the transition services agreement, the Company continued to service various aspects of the die-cast business through December 31, 2010, in order to ensure there would be no disruption to the manufacturing and distribution of die-cast. The Company’s future operations will consist principally of trackside event souvenir merchandise as licensed and regulated by the NASCAR Teams Licensing Trust (the Trust), which is described below, with limited distribution rights with specialty retailers and distributor networks that target specialty retailers. As a part of these transactions, a related party provided non-monetary consideration for settlement of certain liabilities. Due to the transaction above, the Company reversed the unearned guaranteed minimum royalties payable of $9.9 million that was previously accrued as of the agreement date and transferred NASCAR tooling with a net book value of $0.6 million, which are both included in other income (expense).

Motorsports Authentics, LLC	8

In July 2010, certain industry stakeholders created the NASCAR Teams Licensing Trust that is represented by a Board of Directors that includes representatives from NASCAR and from NASCAR teams. This new Trust substantially restructures the NASCAR souvenir merchandising and licensing business. The Trust represents four key product categories (die-cast, toys, apparel and trackside retail rights) and grants the rights of any participating NASCAR driver or team for these licensing categories.

On June 1, 2010, the Company entered into a Tooling Acquisition Agreement to sell certain assets, including, but not limited to, tooling, trademarks and internet domain names related to its MUSCLE MACHINES product line, in exchange for full and complete release and discharge of any and all obligations under a license agreement. The Company recognized a $0.5 million gain on the settlement of certain liabilities, which is included in other income (expense).

Products previously have been marketed throughout North America through:

•	Specialty retailers,

•	Distributor networks that target specialty retailers,

•	Mobile trackside stores that target motorsports event attendees,

•	Mass-merchant retailers,

•	A members-only collectors’ catalog club,

•	Television programming on QVC, and

•	Other distribution channels.

The Company works closely with drivers, teams, owners, track operators and sponsors to design and merchandise products. Production of die-cast and most apparel and memorabilia is outsourced. The Company retains ownership and control over designs and maintains close working relationships with outsourced manufacturers to help assure quality product.

Sales to the top five customers accounted for 26.9%, 36.4% and 39.5% of sales in 2010, 2009 and 2008, respectively. Sales to the largest customer were approximately 14.6%, 24.1% and 23.4% of revenue in 2010, 2009 and 2008, respectively. Accounts receivable from this customer totaled $0.3 million and $4.0 million at November 30, 2010 and 2009, respectively.

Note B - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Motorsports Authentics, LLC and its wholly owned and majority owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates are used for, but not limited to, the accounting for doubtful accounts, inventory values, goodwill and other intangible assets, depreciation, amortization, prepaid royalty allowances, accrued royalties, accrued losses on contracts, self-insurance reserves, taxes and contingencies. Actual results could differ from those estimates.

Motorsports Authentics, LLC	9

One of the Company’s most significant estimates is determining the net realizable value of inventories. The carrying values of inventories are subject to numerous management judgments and estimates to ensure the carrying value of the inventory is recorded at the lower of cost or net realizable value. The value of inventory could decline as a result of future changes in teams, drivers, sponsors and cars, among other things. In management’s judgment, inventory values are recorded at the lower of cost or net realizable value at November 30, 2010 and 2009, based on available information. Actual results of inventory write-downs could differ from management estimates.

On an annual basis, the Company performs a gross margin analysis on all existing contracts and records a provision for estimated losses. The provision for losses was $0, $1.4 million and $0 for 2010, 2009 and 2008, respectively, which is included in cost of sales (Note C).

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, title passes to the customer, the amount is fixed or determinable and collection is probable. Most distributor and specialty retailer sales are recognized when product is shipped to a distributor or specialty retailer because title to the product passes to the distributor or specialty retailer at shipment. Sales to mass-merchant retailers are recognized when title to product passes to the retailer, either at time of shipment to the retailer or receipt by the retailer. Collectors’ Club Catalog sales are recognized at time of shipment because title to the product passes to the customer at shipment. Trackside sales are recognized when the consumer purchases product at the point of sale. Internet and other sales are generally recognized when delivered to the consumer.

Net sales include sales net of estimated sales returns, discounts and other allowances. These amounts are recorded as a reduction from sales when revenue is recognized.

Net sales include any applicable taxes collected and remitted to government agencies. Applicable taxes collected and remitted to government agencies were $1.9 million, $2.3 million and $3.1 million for 2010, 2009 and 2008, respectively.

Cost of Sales

Cost of sales includes product cost, shipping and freight-forwarding costs paid to third parties, depreciation of tooling and dies, royalties to third-party licensors, product testing, sample expense and fees paid to a third party for shipping and handling. The Company incurs costs to screen print or embroider certain inventory, which are also included in cost of sales, although the majority of products are procured in its finished state. Substantial portions of the die-cast products were manufactured under a “preferred provider” agreement with a third-party manufacturer in China. The Company obtains substantially all apparel and memorabilia products on a purchase-order basis from several third-party manufacturers and suppliers. The Company incurred shipping and handling costs of $1.1 million, $3.5 million and $6.1 million for 2010, 2009 and 2008, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries and benefits, use and occupancy expenses, net of sublease income, creative services costs, advertising and promotion costs, sponsorship costs, trackside commissions, depreciation and other general and administrative expenses. Included are the salaries, benefits and other costs of procurement, receiving and warehouse personnel. Advertising costs, including print, radio, television and Internet-based advertising, were $0.04 million, $0.1 million and $2.0 million for 2010, 2009 and 2008, respectively.

Motorsports Authentics, LLC	10

Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amounts, which are generally due 30 days after the invoice date and considered past due after 30 days. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The adequacy of this allowance is determined by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. If the financial condition of customers was to deteriorate, additional allowances may be required. Accounts receivable are written off against the allowance once the account is deemed to be uncollectible. This typically occurs once all efforts to collect the account have been exhausted, which includes collection attempts by company employees and outside collection agencies.

Inventory

Inventories are stated at cost, which approximates the first-in, first-out method, or estimated net realizable value if lower. The cost of purchased inventory includes the cost of the purchased product and freight in. Cost of sales also includes freight out, which is not a part of inventory cost.

Royalties

The Company’s license agreements generally require payments of royalties to drivers, sponsors, teams and other parties. Contracts generally provide for royalties to be calculated as a specified percentage of sales. Prior to the Agreement, many contracts, however, provided for guaranteed minimum royalty payments. Royalties payable, calculated using the contract percentage rates, are recognized as cost of sales when the related sales are recognized. To the extent royalties payable projected under a contract, calculated using the contract percentage rate, will be lower than guaranteed minimums during the guarantee period, the Company recognizes additional cost of sales on a straight-line basis over the guarantee period as defined under the contract. Guarantees advanced under the license agreements are carried as prepaid royalties until earned by the third party, or considered to be unrecoverable. The Company evaluates prepaid royalties regularly and expenses prepaid royalties to cost of sales to the extent projected to be unrecoverable through sales. Royalty expense under licenses, including guaranteed minimums, were $11.0 million, $31.6 million and $40.5 million for 2010, 2009 and 2008, respectively.

Personal Services

Amounts due under personal service agreements for driver appearance fees and similar matters are expensed to selling, general and administrative expenses over the term during which the services are provided or until considered to be unrecoverable.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and all highly liquid investments with original maturities of three months or less. The Company’s cash balance with financial institutions exceeded the federally insured amount. The Company’s management regularly monitors the financial stability of these financial institutions.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which range up to 10 years. Prior to the date of the Agreement, tooling consisted of molds and dies used by third parties to manufacture the Company’s die-cast scaled replicas. Tooling costs capitalized consisted of amounts paid to third parties that manufacture the tooling. Depreciation of tooling and other production assets is included in cost of sales. All other depreciation is included in selling, general and administrative expenses. Maintenance and repairs are charged to expense as incurred. The costs of renewals and betterments that materially extend the useful lives of assets or increase their productivity are capitalized.

Motorsports Authentics, LLC	11

Other Long-lived Assets

The Company follows applicable authoritative standards to test, on an annual basis, its other long-lived assets (primarily property, plant and equipment, licenses and customer relationships) for impairment. All assets related to licenses and customer relationships were fully written off as of November 30, 2009. The Company evaluates if impairment indicators related to property, plant and equipment and other long-lived assets are present. These impairment indicators may have included in the past a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long lived asset or asset group is being used or in its physical condition, a material adverse change in the Company’s relationships with significant customers or licensors, the impact of the economic environment on the Company’s customer base or a current period operating or cash flow loss combined with a forecast that demonstrates continuing losses associated with the use of a long lived asset or asset group. If impairment indicators are present, the Company estimates the future cash flows for the asset or group of assets. The sum of the undiscounted cash flows attributable to the asset or group of assets is compared to their carrying amount. The cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital and proceeds from asset disposals on a basis consistent with the strategic plan. If the carrying amount exceeds the sum of the undiscounted cash flows, the Company determines the assets’ fair value and records an impairment charge as the difference between the estimated fair value and the carrying value of the asset or asset group (Note C).

Goodwill and Other Indefinite-lived Intangible Assets

Goodwill and other indefinite-lived intangible assets were fully written off as of November 30, 2009. Goodwill represented the costs in excess of the fair value of net assets acquired in business combinations. Other indefinite-lived intangible assets consisted primarily of tradenames and trademarks acquired in business combinations. The Company was required to conduct an annual test of impairment for goodwill and other indefinite-lived intangible assets in accordance with applicable authoritative standards. The Company was also required to test for impairment if events or circumstances indicated it was more likely than not that the fair value of a reporting unit or the indefinite-lived intangible asset was below its carrying amount. The annual test of impairment was performed in the fourth quarter because it coincided with the Company’s annual strategic planning process.

The Company had one reporting unit to test for impairment of goodwill and other indefinite-lived intangible assets. The assessment of fair value in the impairment tests was generally determined based upon a discounted cash flow methodology. The discounted cash flows were estimated utilizing various assumptions regarding future revenue and expenses, working capital, terminal value and market discount rates. The underlying assumptions were consistent with those used in the strategic plan.

Goodwill Impairment

If the carrying amount of the reporting unit was greater than estimated fair value, goodwill impairment may have been present. The Company measured the goodwill impairment based upon the fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets and estimates the implied fair value of goodwill. An impairment charge was recognized to the extent that recorded goodwill exceeds its implied fair value (Notes C and F).

Other Indefinite-lived Intangible Asset Impairment (primarily Trademarks)

If the carrying amount of the intangible asset exceeded its estimated fair value, an impairment charge was recorded to the extent the recorded intangible asset exceeds the fair value (Notes C and F).

Motorsports Authentics, LLC	12

Income Taxes

The Company recognizes deferred tax assets and liabilities for the future income tax effect of temporary differences between financial and income tax bases of assets and liabilities. The Company’s accounting for income taxes reflects management’s assessment of future tax liabilities based on assumptions and estimates for timing, likelihood of realization and tax laws existing at the time of evaluation. The Company provides a valuation allowance to reduce deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of those deferred tax assets may not be realized.

Accounting for Uncertainty in Income Taxes

The Company follows applicable authoritative standards on accounting for uncertainty in income taxes which, among other things, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and applies the standards to significant issues such as de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition (Note I).

Disclosures about Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and line of credit borrowings. The fair value of these instruments approximates carrying values due to their short-term duration.

Deferred Financing Costs

The Company capitalizes loan origination costs and amortizes them using the effective interest rate method over the life of the related loan. Amortization of these deferred financing costs was $0 million, $0.3 million and $0.2 million in 2010, 2009 and 2008, respectively, which is included in interest expense in the consolidated statements of operations.

Self-insurance Reserves

The Company is self-insured for its employee-related health care benefits. Liabilities associated with retained risk are estimated by considering various historical trends and forward-looking assumptions related to costs, claim counts and payments. The estimated accruals for these liabilities could be affected if future occurrences and claims differ from these assumptions and historical trends.

Recent Accounting Pronouncements

In December 2007, the FASB issued authoritative standards revising existing authoritative standards requiring an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the standards. This standard amends existing authoritative standards to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company’s adoption of this statement, for the year ended November 30, 2010, did not have an impact on its financial position and results of operations.

Motorsports Authentics, LLC	13

In April 2009, the FASB issued authoritative standards amending and clarifying the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The amended standard is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company’s adoption of this statement, for the year ended November 30, 2010, did not have an impact on its financial position and results of operations.

Note C - Impairment

As a result of impairment testing performed in 2010, 2009 and 2008, the Company recorded a noncash impairment charge of $1.0 million, $146.5 million and $5.5 million, respectively, as follows (in thousands):

	2010	2009	2008
Goodwill	$—	$108,488	$—
Trademark	—	20,763	—
Licenses the Company	—	2,930	—
Customer relationship	—	2,250	—
Leasehold improvements	—	1,021	—
Other	—	641	—

	—	136,093	—
Inventory	996	9,029	5,457
Liability for loss on contracts	—	1,371	—

	$996	$146,493	$5,457

In fiscal 2010, due to driver changes, car manufacturer changes, sponsor changes and strategic business initiatives, the Company wrote down inventory by $1.0 million as a charge to cost of sales to reflect the inventory at estimated net realizable value.

The impairment charge recorded in 2009 was primarily the result of the following factors:

During fiscal 2009, the Company’s performance was impacted by unprecedented adverse economic trends, particularly the decline in consumer confidence and the rise in unemployment that began to manifest in early fiscal 2008 and increasingly contributed to the decrease in attendance for motorsports entertainment events in fiscal 2009. The Company expected these adverse economic trends to continue. The Company also faced increased competition for products sold under non-exclusive licenses. Management considered various strategic approaches to optimize performance, but as the challenges have been assessed, it became apparent that there was significant risk in future business initiatives. Therefore, the Company determined that its estimated future cash flows would be lower than originally forecast during the previous year’s strategic planning process. As a result, it was determined that the business likely had a net book value in excess of its estimated fair value and that certain intangible assets more likely than not had book values in excess of their fair values. Due to the apparent decline in value, the Company conducted an impairment analysis, following applicable authoritative standards, to test the goodwill and long-lived assets for impairment. This resulted in an impairment charge of $136.1 million to write down goodwill and other long-lived assets to estimated fair value.

In fiscal 2009, due to driver changes, car manufacturer changes, sponsor changes and strategic business initiatives, the Company wrote down inventory by $9.0 million as a charge to cost of sales to reflect the inventory at estimated net realizable value.

In fiscal 2009, based on the Company’s gross margin analysis review on all existing contracts, the Company recorded a provision for estimated contract losses of $1.4 million, which is included in cost of sales.

As a result of the annual impairment testing performed in 2008, there was no impairment of goodwill and other long-lived assets.

Motorsports Authentics, LLC	14

In fiscal 2008, due to driver changes, car manufacturer changes and sponsor changes, the Company wrote down inventory by $5.5 million as a charge to cost of sales to reflect the inventory at estimated net realizable value.

Note D - Inventories

Inventories consist of the following at November 30 (in thousands):

	2010	2009

Die-cast	$511	$2,750
Apparel and memorabilia	1,363	2,483

	$1,874	$5,233

Apparel blank stock and other raw materials were $0.2 million and $0.8 million at November 30, 2010 and 2009, respectively.

Note E - Property and Equipment

Property and equipment consists of the following at November 30 (in thousands):

	2010	2009	Estimated Useful Life

Leasehold improvements, net of accumulated depreciation of $179 and $34	$129	$249	1-10 years
Tooling, net of accumulated depreciation of $515 and $12,963	—	1,285	1-3 years
Equipment, software and other, net of accumulated depreciation of $5,761 and $5,255	464	1,094	3-5 years
Trackside trailers and vehicles, net of accumulated depreciation of $2,766 and $2,562	334	528	5 years

	$927	$3,156

Depreciation expense was $1.9 million, $3.6 million and $4.4 million for 2010, 2009 and 2008, respectively. Of these amounts $0.8 million, $1.6 million and $1.5 million for 2010, 2009 and 2008, respectively, relate to tooling depreciation, which is included in cost of sales.

During fiscal 2008, the Company sold equipment and trackside trailers to related parties with a net book value of $0.2 million for a gain of $0.4 million, which is included in other income (expense).

Note F - Goodwill and Other Intangibles

Goodwill and other intangibles were fully written off at November 30, 2010 and 2009. Amortization expense was $0, $1.4 million and $1.8 million for 2010, 2009 and 2008, respectively. See Note C for discussion of impairment of goodwill and other long-lived assets during fiscal 2009.

Motorsports Authentics, LLC	15

Note G - Debt and Financing

On June 2, 2010, and November 29, 2010, the Company entered into amendments to its credit and security agreement (the amended credit facility) with a bank. Under the amended credit facility, the $40.0 million revolving credit facility was reduced to $5.0 million and the expiration date was amended from July 7, 2013, to December 15, 2011. The amended credit facility provides for issuance of up to $5.0 million, reduced from $20.0 million, of letters of credit, to the extent not utilized for borrowings. The balance of the revolver was $0 at both November 30, 2010 and 2009. Repayment of borrowings under this facility is secured by a first lien on substantially all company assets. Under the amended credit facility, the Company is required to meet a financial test related to minimum fixed charge coverage ratio. However, when the Company has availability of at least $1.0 million at all times for a period of 30 consecutive days, then the Company is not required to comply with the minimum fixed charge coverage ratio. Availability under the Company’s revolving credit facility was $3.2 million and $10.7 million at November 30, 2010 and 2009, respectively, based on the Company’s borrowing base calculation.

The Company’s credit facility agreement requires a lockbox arrangement, which provides for all receipts to be swept daily to reduce borrowings outstanding under the line-of-credit agreement. This arrangement, combined with the existence of a subjective acceleration clause in the line-of-credit agreement, requires the classification of outstanding borrowings under the bank line-of-credit agreement as a current liability. The acceleration clause allows the Company’s lenders to forego additional advances should they determine there has been a material adverse change in the Company’s financial position or prospects reasonably likely to result in a material adverse effect on its business, condition (financial or otherwise), operations, performance or properties.

As amended, until November 29, 2010, the credit facility bore interest at LIBOR plus 1.75% to 2.50% or prime plus 0.00% to 0.50%, depending on the average availability, as defined (3.25% at November 30, 2009). After November 29, 2010, the credit facility bears interest at LIBOR plus 3.00% or prime plus 2.00% (5.25% at November 30, 2010). As amended, until November 29, 2010, the Company paid a commitment fee of 0.250% of the average unused revolving credit facility and a fee of 2.125% of the average outstanding letters of credit. After November 29, 2010, the Company pays a commitment fee of 1.00% of the average unused revolving credit facility, a quarterly maintenance fee of $2,500 and a fee of 2.125% of the average outstanding letters of credit. The annual commitment fee on the unused revolving credit facility was $0.06 million for 2010 and $0.1 million for 2009 and 2008.

In July 2008, in conjunction with entering into a new credit facility, the Company settled a note payable of $3.0 million, plus accrued interest of $0.5 million due to International Speedway Corporation and a note payable of $3.0 million, plus accrued interest of $0.5 million due to Speedway Motorsports, Inc. (see Note L). The Company paid in cash amounts owed to International Speedway Corporation and for Speedway Motorsports, Inc. to offset amounts owed to Speedway Motorsports, Inc. against their accounts receivable balance.

Note H - Employee Benefits

The Company’s defined contribution plan qualifies as a cash or deferred profit-sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is available to substantially all domestic employees. Participating employees may defer all or a portion of their pre-tax compensation, subject to certain limitations. The plan provides for employer matching contributions, which fully match each dollar contributed by an employee, up to a maximum of 3% of the employee’s defined compensation and 50% of each dollar contributed by an employee between 3% and 5%, of the employee’s defined compensation. In 2010, 2009 and 2008, matching contribution expense totaled $0.2 million, $0.3 million and $0.4 million, respectively. The plan also provides for a discretionary annual employer profit sharing contribution in such amounts as the Board of Managers may determine. In 2010, 2009 and 2008, there were no discretionary employer profit sharing contributions.

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Note I - Income Taxes

The Company follows applicable authoritative standards and therefore uses an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

Provision for income taxes from continuing operations for the years ended November 30 are as follows (in thousands):

	2010	2009	2008

Current tax expense:
Federal	$—	$—	$—
State	—	—	—
Deferred tax expense:
Federal	—	(7,734)	519
State	—	(358)	24

	$—	$(8,092)	$543

The 2009 tax benefit is related to intangible asset impairments recorded in the current year. The Company had previously recorded tax liabilities for the tax effect of financial statement over tax bases in certain long-lived intangible assets. Impairments recorded in 2009 have reduced financial statement bases in these assets to zero, eliminating these tax liabilities. Prior to 2009, a portion of profits and losses are included in an LLC entity, which is not taxed at the entity level. The remaining profits and losses reflected in the rate reconciliation below are included in a C corporation structure. Beginning in 2009, all profits and losses are taxed at the entity level. A reconciliation of the federal income tax rate to the effective rate for continuing operations follows:

	2010	2009	2008

Statutory federal rate	35%	35%	35%
State taxes, net of federal benefit	2	2	2
Goodwill impairment	—	(18)	—
Permanent differences	—	—	1
Loss from LLC entity	—	—	18
Valuation allowances and other	(37)	(14)	(41)

	0%	5%	15%

Motorsports Authentics, LLC	17

The components of deferred taxes consist of the following at November 30 (in thousands):

	2010	2009

Deferred tax assets:
Inventory reserve and cost capitalization	$569	$3,325
Reserves and accruals	2,723	4,231
Deferred compensation	54	22
Intangible asset capitalization	6,747	9,561
Fixed asset capitalization	774	746
Credit carryforwards	485	516
Net operating losses	60,960	54,994
Other	465	442
Valuation allowance	(72,777)	(73,837)

	$—	$—

The Company follows applicable authoritative standards to reduce the deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets may not be realized. Valuation allowances as of November 30, 2010, include $5.2 million to reserve tax assets for state net operating losses expected to expire before realized, $55.8 million to reserve tax assets for federal net operating loss carryforward, $0.5 million to reserve tax assets for the alternative minimum tax credit carryforward, $11.1 million to reserve tax assets associated with various timing differences and $0.2 million to reserve capital loss carryforwards. Valuation allowances as of November 30, 2009, include $5.2 million to reserve tax assets for state net operating losses expected to expire before realized, $49.7 million to reserve tax assets for federal net operating loss carryforward, $0.5 million to reserve tax assets for the alternative minimum tax credit carryforward, $18.1 million to reserve tax assets associated with various temporary differences and $0.3 million to reserve capital loss carryforwards.

The capital loss carryforward of $0.5 million expires in 2013. State net operating loss carryforwards of $208.6 million expire as follows: $7.0 million in varying amounts in periods 2011 to 2014, and $201.6 million in varying amounts in periods 2015 to 2030. The federal net operating loss carryforward of $164.5 million expires in varying amounts in periods 2025 to 2030.

The Company follows applicable authoritative standards on accounting for uncertainty in income taxes. At the adoption date and at November 30, 2008, 2009 and 2010, the Company did not have any tax positions that required recognition. The Company recognizes interest and penalties related to income tax matters in income tax expense. As of November 30, 2010 and 2009, the Company had no accrued interest or penalties related to income taxes. The Company currently has no federal or state income tax examinations in progress and is no longer subject to federal and state income tax audits by taxing authorities for years prior to 2005.

The Company acquired the outstanding stock of Action Performance Companies, Inc. in fiscal 2005, whose historical tax basis for assets and liabilities are carried-forward for tax reporting purposes, with the assigned value to goodwill under purchase accounting having no tax basis. The goodwill impairment charge in fiscal 2009 creates a permanent difference because it is not deductible for tax reporting purposes and because, unlike other basis differences created using purchase accounting, no deferred tax liability may be established related to the goodwill. As such, no income tax benefit was recognized with the goodwill impairment charge as is reflected in the Company’s effective rate reconciliation.

Motorsports Authentics, LLC	18

Note J - Commitments and Contingencies

In the normal course of business, the Company generally provides its licensors and distributors certain indemnifications and hold harmless provisions associated with the distribution of its products. The Company carries no reserves for such claims and has not experienced any losses related to indemnification in the past three years. The Company is generally indemnified under its manufacturing agreements for such losses connected with the design and manufacture of products. The Company also maintains general liability and product liability insurance to cover such losses and have had no related claims activity under those insurance contracts in the last three years.

Aggregate future payments and receipts under noncancelable operating leases, net of sublease income of $0.2 million, and other obligations are as follows as of November 30, 2010 (in thousands):

For the year ended November 30:
2011	$6,465
2012	3,980
2013	3,968
2014	1,920
2015	1,856
2016 to 2018	3,902

22,091
Less - Amounts representing interest	(1,063)

$21,028

The Company’s noncancelable operating leases consist primarily of a building lease. Principal among these is the lease of the Company’s North Carolina corporate headquarters that expires in 2018 with four five-year renewal options. Minimum rent is expensed on a straight-line basis over the term of the lease. Any escalation of rent payments relating to increases in construction or acquisition cost of the leased property are included in minimum rent, and payments that depend on an existing index or rate are included in minimum rent based on the index or rate existing at the inception of the lease.

Rent expense recognized for noncancelable operating leases, net of sublease income, totaled $1.1 million, $1.5 million and $1.8 million for 2010, 2009 and 2008, respectively.

On occasion, the Company is a party to royalty audits by its licensors. As of November 30, 2010, there was one royalty audit outstanding that had not yet been resolved. The Company has accrued $0.1 million, which is included in accrued royalties, for what it believes will likely be the resolution for this contingency at November 30, 2010.

At November 30, 2009, the Company had a contingent liability with a related party for an invoice the Company received from Speedway Motorsports Inc. (SMI). SMI’s invoice was for expenses it incurred on behalf of or services it provided the Company of $0.8 million. During fiscal 2010, the Company paid $0.3 million of the invoice upon Board of Managers’ approval. The remaining amount of the invoice was subsequently reduced by SMI to $0.2 million, however, assessment and approval of the unpaid portion of the invoice has not been completed by the Board of Managers and the amount to be recognized, if any, upon ultimate Board of Managers’ approval, is unknown at this time. Pending further assessment and Board of Managers approval of the SMI invoice, the Company expects that an invoice for similar services will be presented by International Speedway Corporation and Speedway Motorsports Inc. may invoice additional amounts.

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In the ordinary course of business, the Company is subject to certain lawsuits and asserted and unasserted claims. Management has accrued for items that are probable and reasonably estimatable and believes that the resolution of any such matters, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Note K - Settlements

During fiscal 2010, due to an accident involving one of the Company’s trackside trailers, the Company recorded an insurance recovery of $0.3 million, which is included in other income (expense). During 2010, the Company renegotiated certain obligations, some of which were guaranteed by the members. As a result, the Company recorded an expense of $9.9 million, which was offset by a related-party payment of $1.5 million towards the settlement. This is included in other income (expense).

During June 2005, Action Performance Companies, Inc. filed a lawsuit against Jeff Bohbot (a.k.a. Jeff Hamilton), Rami Karim, Jeff Hamilton Industries, Inc., Mercedes Bohbot and Why Not, Inc. d/b/a Not Why, alleging fraud and deceit, intentional misrepresentation of fact, fraud and deceit, negligent misrepresentation of fact, fraud and deceit, concealment or suppression of material facts, breach of fiduciary duty, breach of contract, breach of employment agreement, unfair competition and fraud regarding pricing of goods. The Bohbot parties filed various counterclaims against the Company including breach of the asset purchase agreement, trademark purchase agreement and employment agreement for wrongful discharge. The controversy led to various other litigations, including Alessi v. Motorsports Authentics, Inc. (Arizona Superior Court, Maricopa County), and Action Performance Companies, Inc. and Jeff Hamilton Collection, Inc. v. Jeffrey F. Gersh, and Zimmerman, Rosenfeld, Gersh & Leeds, LLP (U.S. District Court, Central District of California). The trial of the initial lawsuit, conducted in the United States District Court for the Central District of California, concluded on March 8, 2007, with a jury verdict in favor of the Company for $1.0 million in compensatory damages and $0.5 million in punitive damages against Jeff Bohbot. The jury awarded Mercedes Bohbot $0.4 million in past trademark royalties due under the trademark purchase agreement between the parties, which was offset by the court by $0.3 million under the Company’s indemnity claim leaving a judgment of approximately $0.1 million. All parties filed notices of appeal with the U.S. Court of Appeals for the Ninth Circuit, the Company doing so only to preserve its rights in connection with ongoing efforts to reach a global settlement winding up all related matters.

On January 18, 2008, the Company entered into a global settlement agreement resolving all matters pertaining to the Bohbot parties, including all of the cases described above. The settlement included a $0.6 million cash payment, which is included in other income for 2008, to the Company and the release of Mercedes Bohbot’s $0.1 million judgment against the Company. Because of those required payments by the Bohbots to the Company, and because of concerns as to the Bohbots’ financial status, the finality of the settlement agreement was contingent upon expiration of the U.S. Bankruptcy Code’s preferential transfer period (in order to prevent the Bohbots from voiding those payments by declaring bankruptcy). That period expired in late April 2008, thereby solidifying the finality of the settlement agreement and enabling the Company to reverse the accruals previously reserved in connection with those matters of $1.9 million, which is included in other income for 2008.

Motorsports Authentics, LLC	20

Note L - Related-party Transactions

The Company purchases and sells motorsports merchandise, remits royalty payments and remits trackside commission payments to International Speedway Corporation (ISC), Speedway Motorsports, Inc. (SMI) and NASCAR, who is a related party through ISC.

The following is a summary of related-party transactions as of November 30 (in thousands):

	2010
	ISC	SMI	NASCAR
Merchandise purchases, trackside commission payments, royalty payments and other	$2,084	$4,342	$1,214
Merchandise sales, sale of equipment and other services	1,560	1,339	1,524
Accounts receivable due	4	193	—
Accounts payable owed	1	305	—

	2009
	ISC	SMI	NASCAR
Merchandise purchases, trackside commission payments, royalty payments and other	$2,998	$5,205	$2,100
Merchandise sales, sale of equipment and other services	1,516	4,659	5
Accounts receivable due	25	1,566	—
Accounts payable owed	—	534	—

	2008
	ISC	SMI	NASCAR
Merchandise purchases, trackside commission payments, royalty payments and other	$4,744	$5,000	$3,777
Merchandise sales, sale of equipment and other services	3,124	16,729	54
Accounts receivable due	236	2,652	15
Accounts payable owed	301	772	—
Repayment of note payable and accrued interest	3,547	3,547	—
Interest expense related to note payable	107	107	—

Note M - Subsequent Event

The Company has analyzed its operations subsequent to November 30, 2010, through January 24, 2011, the date the consolidated financial statements are available to be issued and has determined that no material subsequent events should be further disclosed or recorded in these consolidated financial statements.